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October 17, 2014	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold reports production of 27,013 gold equivalent ounces for the third quarter of 2014

Timmins Gold Corp. (TSX:TMM, NYSE MKT:TGD) is pleased to report preliminary production results for the Company’s third quarter ended September 30, 2014. The Company produced 27,013 gold equivalent ounces during the quarter. Production for the first three quarters of 2014 was 97,687 gold equivalent ounces. Production during the quarter was impacted by record storms and rainfall in September which restricted access to the pit. This resulted in the Company processing lower grade ore from stockpiles and also caused dilution of gold in the leaching solutions, which reduced the recovered ounces. Despite the disruptions caused by the storms, including power outages, the operating team managed to maintain average crushing throughput in excess of 24,000 tpd. Operations are now back to normal. Management maintains production and cost guidance for the year and expects to reach the higher range of production guidance of 115,000 to 125,000 ounces of gold equivalent.

Category	Jul-Sept 2014	Jul-Sept 2013	% Change
Ore mined (t)	2,017,523	2,110,667	- 4%
Ore mined grade (g/t Au)	0.561	0.684	- 18%
Ore from LG stockpile (t)	148,021	0	+ 100%
Ore from LG stockpile grade (g/t Au)	0.282	0.000	+ 100%
Ore Processed (Dry t)	2,213,740	1,815,709	+ 22%
Average Grade Processed (g/t Au)	0.504	0.771	- 35%
Low Grade Stockpiled (t)	67,597	445,603	- 85%
Average Grade Stockpiled (g/t Au)	0.245	0.255	- 4%
Waste Mined (t)	6,208,303	5,441,889	+ 14%
Total Mined (t)	8,225,825	7,703,201	+ 7%
Strip Ratio	3.08	2.58	+ 19%
Gold deposited on pad (oz)	35,889	45,016	- 20%
Gold Produced (oz)	26,671	29,139	- 8%
Gold recovery (%)	74%	65%	+ 14%
Gold Sold (oz)	26,671	28,665	- 7%
Silver Sold (oz)	18,800	16,228	+ 16%
Days	92	92	0%
Average Ore Processed (t/d)	24,062	19,736	+ 22%
Average Total Mined (t/d)	89,411	83,730	+ 7%
Average Realized Gold Price (per oz)	$1,284	$1,329	- 3%

Using a gold to silver ratio of 55 to 1

Arturo Bonillas, President of Timmins Gold stated “The San Francisco Mine has been operating steadily at designed capacity for several quarters. We continue to look for ways to decrease costs and increase production. Despite the worst rainfall in over 20 years we have managed to come very close to our production target for the quarter. The exploration drill program on our high priority regional targets is continuing and we expect to provide initial drill results shortly. ”

About Timmins Gold

Timmins Gold is in commercial gold production at its wholly owned San Francisco Gold Property in Sonora, Mexico. The mine is an open pit heap leach operation from which Timmins Gold has projected production of 115,000 to 125,000 ounces of gold equivalent in 2014 with cash costs of approximately $800 per ounce.

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Timmins Gold Corp.
Alex Tsakumis
Vice President Corporate Development
604-638-8976
alex@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.